TWO

195 US HWY 50, Suite 208

Zephyr Cove, NV 89448

VIA EDGAR

December 8, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Kibum Park and Brigitte Lippmann

Re:	two

Preliminary Proxy Statement on Schedule 14A

Filed November 24, 2023

File No. 001-40292

Ladies and Gentlemen:

Two (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter (the “Letter”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on December 1, 2023, regarding the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Commission on November 24, 2023. The Company further intends to file a Proxy Statement on Schedule 14A in response to the Letter (the “Proxy Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response.

Preliminary Proxy Statement on Schedule 14A filed November 24, 2023

General

1. We note that you are seeking to extend your termination date to a date that is beyond 36 months from your initial public offering. We also note that your shares are listed on the New York Stock Exchange and that NYSE Rule 102.06 requires that a special purpose acquisition company complete a business combination within 36 months. Please disclose that your proposal to extend your termination deadline beyond 36 months does not comply with this NYSE rule and describe the risks of your non-compliance with this rule, including that your shares may be subject to NYSE delisting.

Response: In response to the Staff’s comment, we advise the Staff that the Company intends to add the disclosure set forth in Exhibit A to this response letter on pages iv, viii, and 14 of the Proxy Statement.

******

We thank the Staff for its review of the Proxy Statement and this response. As you know, the Company is eager to finalize the Proxy Statement as soon as possible, and we appreciate the Staff’s assistance in helping us achieve this goal.

If you have any questions or require any additional information, please feel do not hesitate to contact our counsel, Joshua Englard, Esq., at jenglard@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Thomas Hennessy
Thomas Hennessy
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Exhibit A

Changes Pages of Proxy Statement

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No. 1)

Filed by the Registrant ☒

Filed by a party other than the Registrant ☐

Check the appropriate box:

☒ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☐ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material under §240.14a-12

two
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒ No fee required.

☐ Fee paid previously with preliminary materials.

☐ Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.

TWO

195 US HWY 50, Suite 208

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The Company is listed on the NYSE. NYSE Rule 102.06 requires that a special purpose acquisition company complete one or more business combinations within three years of its initial public offering, which, in the case of the Company, would be April 1, 2024. If the Charter Extension is approved and the Board exercises its right to extend the life of the Company past April 1, 2024, such extension would extend the Company's life beyond such 36-month deadline. As a result, the contemplated Charter Extension may not comply with NYSE Rule 102.06. We may be subject to suspension or delisting by the NYSE following April 1, 2024 if the Board exercises its right to extend the Termination Date past April 1, 2024 pursuant to the Charter Extension. For more information see "*Risk Factors - The Charter Extension contemplated by the Extension Amendment Proposal may contravene NYSE rules, and as a result, the NYSE could suspend trading in the Company's securities or delist the Company's securities from the NYSE.*"

Approval of each of the Auditor Ratification Proposal and the Adjournment Proposal (if put forth at the Meeting) requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes cast by the holders of the Ordinary Shares, voting as a single class, who, being entitled to do so, vote in person or by proxy at the Meeting. Approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law of the holders of the Class B Ordinary Shares, being the affirmative vote of a simple majority of the votes cast by the holders of the Class B Ordinary Shares, who, being entitled to do so, vote in person or by proxy at the Meeting. The Adjournment Proposal, if put forth and adopted, will allow our Board to adjourn the Meeting to a later date or dates to permit further solicitation of proxies or for any other reason in the discretion of the chairperson of the Meeting. The Adjournment Proposal will be put forth for a vote if the Company anticipates that there are not sufficient votes to approve the Extension Amendment Proposal at the Meeting or for any other reason in the discretion of the chairperson of the Meeting, and if put forth at the Meeting, the Adjournment Proposal will be the first and only proposal voted on and the Extension Amendment Proposal, the Auditor Ratification Proposal and the Director Election Proposal will not be submitted to the shareholders for a vote.

The Board has fixed the close of business on , 2023 (the "Record Date") as the date for determining the Company's shareholders entitled to receive notice of and vote at the Meeting and any adjournment or postponement thereof. Only holders of record of Ordinary Shares on that date are entitled to have their votes counted at the Meeting or any adjournment or postponement thereof.

The Company believes that it is in the best interests of the Company's shareholders that the Company obtains the Charter Amendments and that the selection of Withum as the Company's independent registered public accounting firm for the year ending December 31, 2023 is ratified. After careful consideration of all relevant factors, the Board has determined that the Extension Amendment Proposal, the Auditor Ratification Proposal, the Director Election Proposal and the Adjournment Proposal are in the best interests of the Company and its shareholders, has declared it advisable and recommends that you vote or give instruction to vote "FOR" such proposals.

Enclosed are the proxy statement containing detailed information about the Meeting, the Extension Amendment Proposal, the Auditor Ratification Proposal, the Director Election Proposal and the Adjournment Proposal, and the Annual Report on Form 10-K for the year ended December 31, 2022. Whether or not you plan to attend the Meeting, the Company urges you to read this material carefully and vote your shares.

By Order of the Board of Directors of Two

Very truly yours,

Thomas D. Hennessy
Chairman of the Board

Your vote is very important. Whether or not you plan to attend the Meeting, please vote as soon as possible by following the instructions in this proxy statement to make sure that your shares are represented

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Assuming the Extension Amendment Proposal is approved, the initial Contribution amount will be deposited into the Trust Account promptly following the Original Termination Date. Each additional monthly Contribution will be deposited in the Trust Account within seven calendar days from the 2nd day of such calendar month. The Contributions are conditioned upon the implementation of the Charter Extension. The Contributions will not be made if the Charter Extension is not approved or the Extension is not completed. The amount of the Contributions, which are loans, will not bear interest and will be repayable by us to the Sponsor or its designees upon consummation of a Business Combination. If the Sponsor or its designees advises us that it does not intend to make the Contributions, then the proposals will not be put before the shareholders at the Meeting and we will wind up, liquidate and dissolve in accordance with the Memorandum and Articles of Association. Our Board will have the sole discretion whether to extend for additional calendar months following January 1, 2024 until July 1, 2024 and if our Board determines not to continue extending for additional calendar months, the Sponsor or its designees will not make any additional Contributions following such determination.

If the Extension Amendment Proposal is not approved and the LLP Transaction is not completed on or before the Original Termination Date, January 1, 2024, as contemplated by and in accordance with the Memorandum and Articles of Association, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish rights of the holders of such Public Shares (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company's remaining shareholders and the Board, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to the Company's obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

Subject to the foregoing, the approval of the Extension Amendment Proposal requires a special resolution, being the affirmative vote of a majority of at least two-thirds (2/3) of the votes cast by the holders of Ordinary Shares, voting as a single class, who, being entitled to do so, vote in person or by proxy at the Meeting.

vii

The Company is listed on the NYSE. NYSE Rule 102.06 requires that a special purpose acquisition company complete one or more business combinations within three years of its initial public offering, which, in the case of the Company, would be April 1, 2024. If the Charter Extension is approved and the Board exercises its right to extend the life of the Company past April 1, 2024, such extension would extend the Company's life beyond such 36-month deadline. As a result, the contemplated Charter Extension may not comply with NYSE Rule 102.06. We may be subject to suspension or delisting by the NYSE following April 1, 2024 if the Board exercises its right to extend the Termination Date past April 1, 2024 pursuant to the Charter Extension. For more information see "*Risk Factors - The Charter Extension contemplated by the Extension Amendment Proposal may contravene NYSE rules, and as a result, the NYSE could suspend trading in the Company's securities or delist the Company's securities from the NYSE.*"

Approval of each of the Auditor Ratification Proposal and the Adjournment Proposal (if put forth at the Meeting) requires the affirmative vote of a simple majority of the votes cast by the holders of the Ordinary Shares, voting as a single class, who, being entitled to do so, vote in person or by proxy at the Meeting. Approval of the Director Election Proposal requires the affirmative vote of a simple majority of the votes cast by the holders of the Class B Ordinary Shares, who, being entitled to do so, vote in person or by proxy at the Meeting. The Adjournment Proposal, if put forth and adopted, will allow our Board to adjourn the Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will be put forth for a vote if the Company anticipates that there are not sufficient votes to approve the Extension Amendment Proposal at the Meeting or for any other reason determined by the chairperson of the Meeting, and if put forth at the Meeting, the Adjournment Proposal will be the first and only proposal voted on and the Extension Amendment Proposal, the Auditor Ratification Proposal and the Director Election Proposal will not be submitted to the shareholders for a vote.

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You should consider carefully all of the risks described in our Annual Reports on Form 10-K, as amended, for the years ended December 31, 2022 and December 31, 2021, as filed with the SEC on March 27, 2023 and April 1, 2022, respectively, and in other reports the Company filed with the SEC before making a decision to invest in our securities. Furthermore, if any of the following events occur, our business, financial condition and operating results may be materially adversely affected or we could face liquidation. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. The risks and uncertainties described in the aforementioned filings and below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business, financial condition and operating results or result in our liquidation. For risks relating to the Business Combination with LLP, see the Registration Statement on Form F-4 that will be filed by Pubco with the SEC.

There are no assurances that the Extension Amendment Proposal, the Charter Extension in particular, will enable us to complete the LLP Transaction.

Approving the Extension Amendment Proposal involves a number of risks. Even if the Extension Amendment Proposal is approved, the Company can provide no assurances that the LLP Transaction will be consummated prior to the Charter Extension Date. Our ability to consummate any Business Combination is dependent on a variety of factors, many of which are beyond our control. If the Extension Amendment Proposal is approved, the Company expects to seek shareholder approval of the LLP Transaction. We are required to offer shareholders the opportunity to redeem shares in connection with the Extension Amendment, and we will be required to offer shareholders redemption rights again in connection with any shareholder vote to approve the LLP Transaction. Even if the Extension Amendment Proposal or the LLP Transaction are approved by our shareholders, it is possible that redemptions will leave us with insufficient cash to consummate a Business Combination on commercially acceptable terms, or at all. The fact that we will have separate redemption periods in connection with the Charter Extension and the LLP Transaction vote could exacerbate these risks. Other than in connection with a redemption offer or liquidation, our shareholders may be unable to recover their investment except through sales of our shares on the open market. The price of our shares may be volatile, and there can be no assurance that shareholders will be able to dispose of our shares at favorable prices, or at all.

The Charter Extension contemplated by the Extension Amendment Proposal may contravene NYSE rules, and as a result, the NYSE could suspend trading in the Company's securities or delist the Company's securities from the NYSE.

The Company is listed on the NYSE. NYSE Rule 102.06 requires that a special purpose acquisition company complete one or more business combinations within three years of its initial public offering, which, in the case of the Company, would be April 1, 2024 (the "***NYSE Deadline***"). If the Charter Extension is approved and the Board exercises its right to extend the life of the Company past April 1, 2024, such extension would extend the Company's Termination Date beyond the NYSE Deadline. As a result, the Charter Extension does not comply with NYSE Rule 102.06. There is a risk that trading in the Company's securities may be suspended and the Company's securities may be subject to delisting by the NYSE on April 1, 2024 if the Board exercises its right to further extend the Original Termination Date past April 1, 2024 pursuant to the Charter Extension. We cannot assure you that the NYSE will not suspend or delist the Company's securities in the event the Extension Amendment Proposal is approved and the Charter Extension is implemented and the Company does not complete one or more business combinations by the NYSE Deadline, that we will be able to obtain a hearing with the NYSE to appeal the delisting determination, or that our securities will not be suspended pending the NYSE's decision.

If the NYSE delists any of our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect such securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

- inability to meet a condition to closing the Business Combination; there can be no assurance that a Business Combination target would waive the NYSE listing condition to closing;
- a limited availability of market quotations for our securities;

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- reduced liquidity for our securities;
- a determination that our Ordinary Shares are a "penny stock," which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;
- a limited amount of news and analyst coverage; and
- a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as "covered securities." Because our Class A Ordinary Shares are currently listed on the NYSE, our Class A Ordinary Shares are covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the state of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on the NYSE, our securities would not be covered securities and we would be subject to regulation in each state in which we offer our securities.

A 1% U.S. federal excise tax may decrease the value of our securities following our initial Business Combination, hinder our ability to consummate an initial Business Combination, and decrease the amount of funds available for distribution in connection with a liquidation.

Pursuant to the Inflation Reduction Act of 2022 (the "IR Act"), commencing in 2023, a 1% U.S. federal excise tax is imposed on certain repurchases (including redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign corporations. The excise tax would apply with respect to redemptions of shares in connection with a Business Combination or other shareholder vote pursuant to which shareholders would have a right to submit their shares for redemption (a "Redemption Event"). The excise tax is imposed on the repurchasing corporation and not on its shareholders. The amount of the excise tax is equal to 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. The U.S. Department of the Treasury (the "Treasury Department") has authority to promulgate regulations and provide other guidance regarding the excise tax. In December 2022, the Treasury Department issued Notice 2023-2, indicating its intention to propose such regulations and issuing certain interim rules on which taxpayers may rely (the "Notice"). Under the interim rules, liquidating distributions made by publicly traded domestic corporations are exempt from the excise tax. In addition, any redemptions that occur in the same taxable year as a liquidation is completed will also be exempt from such tax.

14

As described in the section below entitled "*Proposal No. 1 — The Extension Amendment Proposal — Redemption Rights*," if the deadline for us to complete a Business Combination (currently January 1, 2024) is extended, our public shareholders will have the right to require us to redeem their Public Shares. Because we are a Cayman Islands company, any redemption or other repurchase that occurs in connection with an initial Business Combination — particularly one that involves our combination with a U.S. entity and/or our re-domestication as a U.S. corporation — may be subject to the excise tax. The extent to which we would be subject to the excise tax in connection with a Redemption Event would depend on a number of factors, including: (i) the fair market value of the redemptions and repurchases in connection with the Redemption Event, (ii) the nature and amount of any "PIPE" or other equity issuances in connection with the Business Combination (or otherwise issued not in connection with the Redemption Event but issued within the same taxable year of the Business Combination), (iii) if we fail to timely consummate a Business Combination and liquidate in a taxable year following a Redemption Event and (iv) the content of any proposed or final regulations and other guidance from the Treasury Department. In addition, because the excise tax would be payable by us and not by the redeeming holders, the mechanics of any required payment of

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seek redemption of their Public Shares in connection therewith. The Board believes that it is in the best interests of the Company's shareholders that the Charter Extension be obtained, and accordingly the approval of the Extension Amendment Proposal, so that the Company will have a limited additional amount of time to consummate the LLP Transaction. Without the Charter Extension, the Company believes that it will not be able to complete the LLP Transaction on or before the Original Termination Date. If that were to occur, the Company would be forced to liquidate on the Original Termination Date.

If the Extension Amendment Proposal is Not Approved

If the Extension Amendment Proposal is not approved and the LLP Transaction is not completed on or before the Original Termination Date, January 1, 2024, as contemplated by and in accordance with the Memorandum and Articles of Association, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish rights of the holders of such Public Shares (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company's remaining shareholders and the Board, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to the Company's obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

The holders of the Founder Shares have waived their rights to participate in any liquidating distribution with respect to the 5,359,375 Founder Shares.

If the Extension Amendment Proposal is Approved

If the Extension Amendment Proposal is approved, the Company intends to file an amendment to the Memorandum and Articles of Association as provided by the resolution in the form of Annex A hereto to extend the time it has to complete the LLP Transaction until the Charter Extension Date. The Company will then continue to attempt to consummate the LLP Transaction until the Charter Extension Date. The Company will remain a reporting company under the Exchange Act and expect that our Class A Ordinary Shares will remain publicly traded during this time.

Notwithstanding shareholder approval of the Extension Amendment Proposal, our Board will retain the right to abandon and not implement the Extension Amendment at any time without any further action by our shareholders.

The Company is listed on the NYSE. NYSE Rule 102.06 requires that a special purpose acquisition company complete one or more business combinations within three years of its initial public offering, which, in the case of the Company, would be April 1, 2024. If the Charter Extension is approved and the Board exercises its right to extend the life of the Company past April 1, 2024, such extension would extend the Company's life beyond such 36-month deadline. As a result, the contemplated Charter Extension may not comply with NYSE Rule 102.06. We may be subject to suspension or delisting by the NYSE following April 1, 2024 if the Board exercises its right to extend the Termination Date past April 1, 2024 pursuant to the Charter Extension. For more information see "*Risk Factors - The Charter Extension contemplated by the Extension Amendment Proposal may contravene NYSE rules, and as a result, the NYSE could suspend trading in the Company's securities or delist the Company's securities from the NYSE.*"

31

Redemption Rights

In connection with the Extension Amendment Proposal and contingent upon the effectiveness of the implementation of the Charter Extension, each public shareholder may seek to redeem its Public Shares for a pro

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